SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    197779101
                                 (CUSIP Number)


                              James J. Apostolakis
                    c/o Lexington Shipping and Trading Corp.
                          950 Third Avenue, 27th Floor
                            New York, New York 10022
                                 (212) 588-1900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 6, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James J. Apostolakis

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    |X|

                                                                   (b)    |_|

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF,WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                               |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      863,800 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         863,800 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  863,800 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.0 %

14)      TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------

                                                   SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Ray

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    |X|

                                                                    (b)    |_|

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      165,000
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         165,000
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  165,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            |_|

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.6 %

14)      TYPE OF REPORTING PERSON
                  IN
-------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Bernard Marden

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    |X|

                                                                   (b)    |_|

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                  |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      423,700
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         423,700
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  423,700

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                          |_|

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5 %

14)      TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Anthony R. Campbell

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    |X|

                                                                   (b)    |_|

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                    |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      1,086,500 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         1,086,500 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,086,500  (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           |_|

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.8 %

14)      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Christopher Castroviejo

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    |X|

                                                                     (b)    |_|

3)       SEC USE ONLY


4)       SOURCE OF FUNDS

                  WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                   |_|

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                               7)     SOLE VOTING POWER
                                      330,000 (See Item 5)
         NUMBER
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         330,000 (See Item 5)
         REPORTING
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  330,000 (See Item 5)

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       |_|

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1 %

14)      TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2665 South Bayshore Drive, Miami, Florida, 33133.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)  -  (c)  This   statement  is  being  filed  by  James  J.
Apostolakis, David Ray, Bernard Marden, Anthony R. Campbell and Christopher Castroviejo, who are collectively referred to as the "Reporting Persons."

                  Mr.  Apostolakis  is the  president,  sole  director  and sole
shareholder  of  Lexington   Shipping  and  Trading   Corporation,   a  Delaware
corporation ("Lexington Corp."), Bradmar Trading Corporation, a New Jersey corporation ("Bradmar Corp."), and Bradford Shipping, Inc., a Delaware corporation ("Bradford Inc."). Additionally, Mr. Apostolakis custodian for three pension plans ("Pension Plans"). Lexington Corp., Bradmar Corp., Bradford Inc. and the Pension Plans are collectively referred to as the "Apostolakis Entities."

                  Mr. Ray is presently employed as a real estate owner.

                  Mr. Marden's present principal occupation is private investor.

                  Mr. Campbell is the managing general partner of TC Management ("TC Management"), a general partnership, which is the sole general partner of Windsor Partners LP ("Windsor LP"), a Delaware limited partnership. TC Management and Windsor LP are collectively referred to as the "Campbell Entities."

                  Mr. Castroviejo is the president of the manager of International Paralax, a British Virgin Islands corporation ("International Paralax"), and Mr. Castroviejo is general partner of Paralax LP, a Delaware limited partnership ("Paralax LP"). International Paralax and Paralax LP are collectively referred to as the "Castroviejo Entities." Mr. Castroviejo is also a general partner, without management responsibility, of TC Management, the sole general partner of Windsor LP.

                  The  business   address  and  the  address  of  the  principal
executive office of Mr. Apostolakis is c/o Lexington Shipping and Trading Corp., 950 Third Avenue, 27th Floor, New York, New York 10022.

                  The  business   address  and  the  address  of  the  principal
executive office of Mr. Ray is c/o Bannister's Wharf Co., Newport, Rhode Island 02840.

                  The  business   address  and  the  address  of  the  principal
executive office of Mr. Marden is 1290 South Ocean Blvd, Palm Beach, Florida 33480.

                  The  business   address  and  the  address  of  the  principal
executive office of Mr. Campbell and Mr. Castroviejo is c/o TC Management, 237 Park Avenue, Suite 800, New York, New York 10017.

                  (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Apostolakis Entities, Campbell Entities or Castroviejo Entities, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each natural person identified in this Item 2 is a citizen of the United States.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As of July 14, 1998 the Reporting Persons beneficially owned an aggregate of 2,873,700 shares of Common Stock, all of which were acquired on the open market. The costs of the purchases by Apostolakis Entities, Campbell Entities and Castroviejo Entities were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The costs of the purchases made by the individual Reporting Persons were funded out of personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Each of the Reporting Persons+ or their affiliated entities is a substantial and long-time shareholder of the Company. Their respective acquisitions of Common Stock were originally made for investment purposes.

                  Over the course of time, certain of the Reporting Persons individually have expressed to the Company's senior executives their very serious concerns with many aspects of the Company's affairs, including among other things management's repeated failure to meet announced business expectations, enormous increases in senior management compensation, the dramatic decline in the trading price of the Company's Common Stock, and reports that senior management is perceived by elements of the business and financial community as lacking candor and credibility.

                  On July 6, 1998 Messrs. Apostolakis, Campbell, Castroviejo and Knott met to share their respective views about the Company's situation and discuss what steps, if any, might be taken to further communicate those views to the Company's management and seek solutions to the Company's problems. In view of the issues discussed at that meeting, the matters on which the participants concurred, and the actions taken thereafter (including the understanding that these persons and their affiliates would share the cost of common legal counsel in this connection), Messrs. Apostolakis, Campbell, Castroviejo and Knott may be deemed to have formed a "group" for purposes of the applicable rules under the Securities Exchange Act, which is the occasion for filing the present Schedule 13D. Subsequent discussions with Messrs. Marden and Ray, who concurred with the views of the others, led to their addition as Reporting Persons.

                  Following the July 6 meeting, a series of telephone conversations were initiated among one or more of Messrs. Apostolakis, Campbell and Knott and one or both of the Company's Chairman and the Company's President.

                  As a  result  of  those  discussions,  the  Reporting  Persons believed that an understanding in principle had been reached with the Company's senior management regarding certain immediate steps to address shareholder concerns. Those steps included (i) seeking to identify and employ in a senior executive capacity an individual from outside the Company with extensive pharmaceutical industry experience; (ii) reducing recent increases in senior management compensation and basing future compensation on improvements in performance; (iii) finalizing the previously indicated departure of the
Company's chief operating officer; (iv) re-allocating responsibility for investor relations and communications with the financial community, possibly with outside assistance; and (v) reconfiguring the Company's Board of Directors to retain four incumbent directors and, as the Reporting Persons understood, to add four new directors including Mr. Apostolakis.

                  At a meeting on July 15 at which the Reporting Persons expected to begin implementing the foregoing understanding in principle, the Company's Chairman, while apparently still in agreement with the first four items noted above, maintained that he had not agreed to the fifth item, and proposed a significantly different Board configuration in which incumbent directors would continue to constitute a majority. In the judgment of those Reporting Persons in attendance at that meeting, the Chairman's proposal was insufficient to address the Company's situation and inconsistent with their understanding of the parties' prior discussions. Limited further communications have not changed this view.

                  The Reporting Persons have indicated to the Company's management that in the absence of an agreement regarding appropriate steps to address the Company's problems, they are prepared to seek changes in the Company's Board of Directors by other means. This would include, without limitation, the nomination of candidates for election to the Board at the next meeting of the Company's shareholders.

                  Based on, among other things, the value of the Company's major products, Crinone and Replens, its patented bio- adhesive delivery system and its extensive product pipeline, the Reporting Persons believe that the Company's Common Stock is severely undervalued in the market. The Reporting Persons expect that any directors who may be added to the Board through their efforts would actively explore and pursue alternatives to enhance shareholder value, which could include a possible sale of the Company or other extraordinary corporate transaction, and would retain investment bankers or other advisers for that purpose.

                  At any time, the Reporting Persons may have discussions with investment banking firms or other parties in an effort to identify and fully assess and evaluate potential opportunities to realize and maximize shareholder value.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Persons included in this Schedule 13D beneficially own an aggregate of 2,873,900 shares of Common Stock, representing approximately 10.0% of the shares of the outstanding Common Stock./1/

                  Together with the 1,007,100 shares of Common Stock beneficially owned by David Knott as reported in a Schedule 13D separately filed, the members of the group described in Item 4 beneficially own an aggregate of 13.5% of the shares of outstanding Common Stock.

                  The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and percentage of the outstanding Common Stock such ownership represents. Item 2 sets forth the entities in which Mr. Campbell, Mr. Castroviejo and Mr. Apostolakis beneficially own Common Stock.

--------

/1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of April 30, 1998.


                                                                                           Percentage of
Reporting                                                 Shares of                         Outstanding
Person                                                  Common Stock                       Common Stock
------                                                  ------------                       ------------



Mr. Apostolakis                                            868,800/2/                           3.0

Mr. Ray                                                    165,000                              0.6

Mr. Marden                                                 423,700                              1.5

Mr. Campbell                                              1,086,500                             3.8

Mr. Castroviejo/3/                                          330,000                             1.1

         The following table sets forth the number of shares of Common Stock owned by the Apostolakis Entities.

                                                                                           Percentage of
Apostolakis                                              Shares of                          Outstanding
Entity                                                  Common Stock                       Common Stock

Lexington Corp.                                            48,600                               0.2

Bradmar Corp.                                              36,850                               0.1

Bradford Inc.                                              36,500                               0.1

Pension Plans                                              17,625                              0.06


Additionally, Mr. Apostolakis individually owns 724,225 shares of Common Stock, representing approximately 2.5% of the outstanding Common Stock.

         The following table sets forth the number of shares of Common Stock owned by the Campbell Entities.

                                                                                           Percentage of
Campbell                                                  Shares of                         Outstanding
Entity/4/                                                 Common Stock                       Common Stock
---------                                                 ------------                       ------------

TC Management                                             1,086,500                             3.8

Windsor LP                                                1,086,500                             3.8

--------

/2/ Not including certain non-qualified options, not presently exercisable, to purchase 50,000 shares at a price of $11.625 granted on February 2, 1998.

/3/ Through his position as a general partner of TC Management, the sole general partner of Windsor LP, Mr. Castroviejo may also be deemed to beneficially own shares of Common Stock, owned by Windsor LP, as to which he disclaims beneficial ownership. The above table reflects only Mr. Castroviejo's position as president of the manager of International Parallax and general partner of Parallax LP. (see Item 2).

/4/ TC Management, as general partner of Windsor LP, may be deemed to beneficially own the shares which Windsor LP directly owns.

         The following table sets forth the number of shares of Common Stock owned by the Castroviejo Entities.

                                                                                           Percentage of
Castroviejo                                               Shares of                         Outstanding
Entity/5/                                                 Common Stock                       Common Stock
---------                                                 ------------                       ------------

International Parallax                                     315,000                              1.1

Parallax LP                                                15,000                              0.05


                  (b) By reason of his position as sole officer, director and shareholder of Lexington Corp., Bradford Inc., and Bradmar Corp.(see Item 2), and his position as custodian for the Pension Plans, Mr. Apostolakis may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Apostolakis Entities. Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended (the "Securities Exchange Act"), Mr. Apostolakis disclaims beneficial ownership of such shares.

                  By reason of his position as managing general partner of TC Management, the general partner of Windsor LP (see Item 2) Mr. Campbell may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Campbell Entities. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act, Mr. Campbell disclaims beneficial ownership of such shares.

                  By reason of his position as general partner of TC Management, the general partner of Windsor LP, his position of president of manager of International Paralax and his position of general partner of Paralax LP, Mr. Castroviejo may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Campbell Entities and the Castroviejo Entities. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act, Mr. Castroviejo disclaims beneficial ownership of such shares.

                  (c) Except as set forth on Schedule I annexed hereto, the Reporting Persons, Apostolakis Entities, Campbell Entities and Castroviejo Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

                  (d) Not applicable.

                  (e) Not applicable.

--------

/5/ Mr. Castroviejo is also a general partner of TC Management, the general partner of Windsor LP. He may be deemed to beneficially own the shares which TC Management, Windsor LP and the Castroviejo Entities directly own.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Notwithstanding   certain   discussions   with  the  Company's
management, there is no present understanding between the Reporting Persons and the Company. (See item 4.)

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 -     Agreement of joint filing
                                  pursuant to Rule 13d(1)-f
                                  promulgated under the
                                  Securities Exchange Act of
                                  1934, as amended.

                                   SIGNATURES


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  July 16, 1998



                                                 /s/ James J. Apostolakis
                                                 ------------------------
                                                 Name: James J. Apostolakis


                                                 /s/ David Ray
                                                 -------------
                                                 Name:  David Ray


                                                 /s/ Bernard Marden
                                                 ------------------
                                                 Name:  Bernard Marden



                                                 /s/ Anthony R. Campbell
                                                 -----------------------
                                                 Name: Tony Campbell



                                                 /s/ Christopher Castroviejo
                                                 ---------------------------
                                                 Name: Christopher Castroviejo

                                                                      SCHEDULE I

                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by James J. Apostolakis./6/

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

5/27/98                                  4200                     $35,265.00
7/8/98                                   1000                      $5,120.00
7/9/98                                   1100                      $6,946.00
7/13/98                                  1200                      $8,172.00

Shares Purchased by Lexington Corp.

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

7/13/98                                48,600                       $20,430

Shares Purchased by Bradmar Corp.

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

7/10/98                                  2000                     $14,500.00


Shares Purchased by Bernard Marden./7/

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

7/10/98                            55,400                        $387,800.00



--------

/6/ In addition to the listed purchases, on June 16, 1998 Mr. Apostolakis purchased 200 call options at $5.00 on the open market at a price of $1.625.

/7/ In addition to the listed purchases, on June 18, 1998 Mr. Ray purchased 200 call options at $7.50 on the open market for a price of $.75.

                                    EXHIBIT 1

                            Agreement of Joint Filing


                  Pursuant to 13d-1(f) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

                  IN  WITNESS  WHEREOF,   the  undersigned  have  executed  this
Agreement.


Dated:  July 16, 1998



                                                     /s/ James J. Apostolakis
                                                     ------------------------
                                                     Name:  James J. Apostolakis



                                                    /s/ David Ray
                                                    -------------
                                                    Name:  David Ray


                                                    /s/ Bernard Marden
                                                    ------------------
                                                    Name:  Bernard Marden



                                                    /s/ Anthony R. Campbell
                                                    -----------------------
                                                    Name: Tony Campbell



                                                   /s/ Christopher Castroviejo
                                                   ---------------------------
                                                   Name: Christopher Castroviejo